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                                                    Filed by: Deluxe Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                            Deluxe Commission File No.:001-07945
                                             Subject Company: Deluxe Corporation




Deluxe Corporation
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 483-7111

For additional information:
Stuart Alexander
Vice President
Investor Relations
(651) 483-7358

Paul H. Bristow
Executive Vice President
Chief Financial Officer
eFunds Corporation
(414) 341-5713

April 5, 2000

                 eFunds Corporation Files Registration Statement
                           for Initial Public Offering


St. Paul, Minn.--Deluxe Corporation (NYSE: DLX) and eFunds Corporation (proposed Nasdaq NMS: EFDS) announced today that eFunds has filed a registration statement with the Securities and Exchange Commission for an initial public offering of common stock in the proposed aggregate maximum offering amount of $100,000,000. In addition, the company has granted the underwriters an option to purchase an aggregate of $15,000,000 of additional shares of common stock to cover overallotments, if any. The offering will be underwritten by Lehman Brothers, Bear, Stearns & Co. Inc., FAC/Equities and John G. Kinnard and Company.

eFunds provides end-to-end electronic debit payment solutions to financial institutions, retailers, electronic funds transfer networks and e-commerce providers. eFunds is a wholly owned subsidiary of Deluxe. Deluxe has announced that it plans to distribute all of Deluxe's shares of eFunds common stock to Deluxe's shareholders through an offer to exchange their shares of
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Deluxe common stock for Deluxe's shares of eFunds common stock on a tax-free basis. Deluxe has submitted a private letter ruling request to the Internal Revenue Service asking for confirmation that the exchange offer will be tax free to Deluxe and its shareholders for U.S. federal income tax purposes.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Copies of the preliminary prospectus may be obtained from Lehman Brothers, c/o ADP Financial Services, Prospectus Fulfillment, 55 Mercedes Way, Edgewood, NY 11717, (516) 254-7106.

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